                                                                       Exhibit 1
NEWS RELEASE
August 13, 2001
FOR IMMEDIATE RELEASE

                           RADIO ONE, INC. ACQUIRES
                         BLUE CHIP BROADCASTING, INC.

Washington, DC - Radio One, Inc. (NASDAQ: ROIAK and ROIA) announced today that
--------------
it has completed the acquisition of Blue Chip Broadcasting, Inc. for approximately $190.0 million. The acquisition was financed with $105 million drawn from the Company's bank credit facility, approximately 5.8 million shares of stock and available free cash balances.

Through this acquisition, Radio One has acquired 15 radio stations currently owned and/or operated by Blue Chip in five markets (Cincinnati, Ohio, Louisville, Kentucky, Columbus, Ohio, Dayton, Ohio and Minneapolis, Minnesota). Additionally, Radio One has agreed to operate WDBZ-AM, located in Cincinnati, under a Local Marketing Agreement, but has not acquired that station.

Commenting on this acquisition, Radio One CEO and President Alfred C. Liggins, III said, "This acquisition is of huge strategic importance to Radio One. Blue Chip is a great company with great assets and strong management and is very complementary to Radio One's existing business. Our vision has always been to own as many Urban radio stations in as many top markets throughout the country as possible. Blue Chip represents one of only two remaining independent Urban radio companies of scale in the U.S. and this transaction further solidifies our dominance in the Urban radio business."

In conjunction with this acquisition, L. Ross Love, the founder and Chief Executive Officer of Blue Chip, has joined Radio One's board of directors.

Radio One is the nation's seventh largest radio broadcasting company (based on 2000 pro forma revenue) in the United States and the largest primarily targeting African-American and urban listeners. Pro forma for all announced acquisitions and operating agreements, the Company owns and/or operates 65 radio stations located in 22 of the largest markets in the United States.

This press release may include forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Because these statements apply to future events, they are subject to risks and uncertainties that could cause actual results to differ materially, including the absence of a combined operating history with an acquired company or radio station and the potential inability to integrate acquired businesses, need for additional financing, high degree of leverage, granting of rights to acquire certain portions of the acquired company's or radio station's operations, variable economic conditions and consumer tastes, as well as restrictions imposed by existing debt and future payment obligations. Important factors that could cause actual results to differ materially are described in the Company's reports on Forms 10-K and 10-Q and other filings with the Securities and Exchange Commission.

For more information contact Scott R. Royster, Executive Vice President and Chief Financial Officer at 301-429-2642.